December 18, 2015

Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Reata Pharmaceuticals, Inc.
Confidential Draft Submission No. 2 to Draft Registration Statement on Form S-1
Submitted November 20, 2015
CIK No. 0001358762

Ladies and Gentlemen:

Set forth below are the responses of Reata Pharmaceuticals, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided orally by Sherry Haywood of the Staff on December 4, 2015, in a voicemail message to Robert L. Kimball of Vinson & Elkins L.L.P, and by letter dated November 13, 2015 (the “Comment Letter”), with respect to the Draft Registration Statement on Form S-1, CIK No. 0001358762, confidentially submitted to the Commission on October 19, 2015, as amended by Confidential Draft Submission No. 2 on November 20, 2015 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, we are confidentially submitting Confidential Draft Submission No. 3 to the Draft Registration Statement on Form S-1 (“Confidential Draft No. 3”) through EDGAR. For your convenience, we have hand-delivered three copies of this letter as well as three copies of Confidential Draft No. 3 marked to show all revisions made since the confidential submission of the Confidential Draft Submission No. 2.

For your convenience, each of our responses is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Confidential Draft No. 3 unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in Confidential Draft No. 3.

Oral Comment

1.	We note your response to Comment 3 in our letter dated November 13, 2015. In your next filing, please clarify the IND status for Bardoxolone in Interstitial Lung Disease.

RESPONSE: We acknowledge the Staff’s comment and have made the requested disclosure in the Draft Registration Statement where the IND application for bardoxolone methyl in pulmonary hypertension due to interstitial lung disease (“PH-ILD”) is discussed. Please see page 93 of Confidential Draft No. 3 for revised disclosure.

Comment Letter

General

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: We acknowledge the Staff’s comment, and we are supplementally providing to the Staff under separate cover the “testing-the-waters” materials that we used in reliance on Section 5(d) of the Securities Act. However, we respectfully advise the Staff that we do not believe that these “testing-the-waters” presentations should be deemed written communications pursuant to Section 5(d) of the Securities Act or Rule 405 promulgated under the Securities Act because the materials were only used during live prospective investor meetings and such prospective investors were not permitted to retain the materials after the meetings ended.

Common Stock Valuation, page 77

4.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

RESPONSE: Based on our current timeline, we plan to submit such analysis with the Staff on or around January 4, 2016, the anticipated date of our first public filing of the Registration Statement on Form S-1.

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If you have any questions with respect to the foregoing, please contact Robert L. Kimball of Vinson & Elkins L.L.P. at (214) 220-7860.

Very truly yours,

Reata Pharmaceuticals, Inc.

By:	/s/ Jason D. Wilson
Name:	Jason D. Wilson
Title:	Chief Financial Officer

Enclosures

cc:	Michael D. Wortley, Reata Pharmaceuticals, Inc.
Robert L. Kimball, Vinson & Elkins L.L.P.
Edwin M. O’Connor, Goodwin Procter LLP